UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No.  )*




                     TALECRIS BIOTHERAPEUTICS HOLDINGS CORP.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)

                                    874227101
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                                 (CUSIP Number)

                                December 31, 2009
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

            [ ] Rule 13d-1(b)
            [ ] Rule 13d-1(c)
            [X] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  874227101
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(1)  Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                        Stephen Feinberg
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(2)  Check  the  Appropriate  Box if a  Member of a Group   (See   Instructions)
           (a) [ ]              Not
           (b) [ ]           Applicable
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(3)  SEC Use Only
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(4)  Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by
    Each Reporting Person With        (5)  Sole Voting Power:        61,175,236*
                                           -------------------------------------
                                      (6)  Shared Voting Power:               0*
                                           -------------------------------------
                                      (7)  Sole Dispositive Power:   61,175,236*
                                           -------------------------------------
                                      (8)  Shared Dispositive Power:          0*
                                           -------------------------------------
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(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:   61,175,236*
--------------------------------------------------------------------------------

(10) Check if the  Aggregate  Amount in Row (9)  Excludes  Certain  Shares  (See
     Instructions):    N/A
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(11) Percent of Class Represented by Amount in Row (9):   51.1%*
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(12) Type of Reporting Person (See Instructions):  IA, IN
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*Based   upon  the   information   set  forth  in  the  Form  10-Q  of  Talecris
Biotherapeutics Holdings Corp. (the "Company") as filed with the Securities and Exchange Commission on November 9, 2009, there were 119,781,056 shares of common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of October 31, 2009. As of December 31, 2009, Talecris Holdings, LLC, whose managing member is Cerberus-Plasma Holdings LLC, held in the aggregate 61,175,236 Shares. Pursuant to the Amended and Restated Limited Liability Company Agreement of Talecris Holdings, LLC, Cerberus-Plasma Holdings LLC has the authority to vote and dispose of all of the securities held by Talecris Holdings, LLC. The managing member of Cerberus-Plasma Holdings LLC is Cerberus Partners, L.P., whose general partner is Cerberus Associates, L.L.C. Stephen Feinberg is the managing member of Cerberus Associates, L.L.C. As a result of the foregoing, Mr. Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Talecris Holdings, LLC. Thus, as of December 31, 2009, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 61,175,236 Shares, or 51.1% of the Shares deemed issued and outstanding as of that date.

Item 1(a).  Name Of Issuer:   Talecris Biotherapeutics Holdings Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:
           P.O. Box 110526, 4101 Research Commons, 79 T.W. Alexander Drive Research Triangle Park, North Carolina 27709


Item 2(a). Name of Person Filing:  Stephen Feinberg

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence:
            299 Park Avenue,  22nd Floor
            New York, New York  10171

Item 2(c).  Citizenship:  United States

Item 2(d). Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e).  CUSIP No.:  874227101


Item 3. If This Statement Is Filed Pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

           (a)  Amount Beneficially Owned (as of December 31, 2009): 61,175,236*

           (b)  Percent of Class (as of December 31, 2009):               51.1%*

           (c)  Number of Shares as to which such person has:

               (i)  sole power to vote or to direct the vote:        61,175,236*

              (ii)  shared power to vote or to direct the vote:               0*

             (iii)  sole power to dispose or to direct the
                    disposition of:                                  61,175,236*

              (iv)  shared power to dispose or to direct the
                    disposition of:                                           0*

--------------
*Based upon the information set forth in the Form 10-Q of Talecris Biotherapeutics Holdings Corp. (the "Company") as filed with the Securities and Exchange Commission on November 9, 2009, there were 119,781,056 shares of common stock, par value $0.01 per share (the "Shares"), of the Company issued and outstanding as of October 31, 2009. As of December 31, 2009, Talecris Holdings, LLC, whose managing member is Cerberus-Plasma Holdings LLC, held in the aggregate 61,175,236 Shares. Pursuant to the Amended and Restated Limited Liability Company Agreement of Talecris Holdings, LLC, Cerberus-Plasma Holdings LLC has the authority to vote and dispose of all of the securities held by Talecris Holdings, LLC. The managing member of Cerberus-Plasma Holdings LLC is Cerberus Partners, L.P., whose general partner is Cerberus Associates, L.L.C. Stephen Feinberg is the managing member of Cerberus Associates, L.L.C. As a result of the foregoing, Mr. Feinberg, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by Talecris Holdings, LLC. Thus, as of December 31, 2009, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 61,175,236 Shares, or 51.1% of the Shares deemed issued and outstanding as of that date.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 16, 2010



                                       /s/ Stephen Feinberg
                                       -----------------------------------------
                                       Stephen Feinberg, in  his capacity as the
                                       Managing  Member  of Cerberus Associates,
                                       L.L.C.,  the  general partner of Cerberus
                                       Partners, L.P.,  the  managing  member of
                                       Cerberus-Plasma Holdings LLC



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)